EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except as Indicated)
(Unaudited)

Six Months Ended June 30, 2013
Earnings:
Income before income taxes	$1,656

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	56
Portion of rents representative of interest factor	38
Less:
Gain on equity investments	(3)
Income as adjusted	$1,747
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$56
Portion of rents representative of interest factor	38
Capitalized interest	2
Total Fixed Charges	$96
Ratio of earnings to fixed charges	18.2